Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.:

We consent to the use of our report dated November 10, 2006, except as to Note 2, which is as of January 29, 2007, with respect to the consolidated balance sheets of 3SBio Inc. and subsidiaries as of December 31, 2004, 2005 and September 30, 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 and the nine months ended September 30, 2005 and 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph that states that the Company has restated the consolidated financial statements as of and for the nine months ended September 30, 2006 to reflect changes in expenses recognized in connection with share based compensation arrangements.

Hong Kong, China

January 29, 2007